Via Facsimile and U.S. Mail
Mail Stop 4720

July 22, 2009

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

Re: Principal Financial Group, Inc.
Definitive Proxy Statement
Filed on April 8, 2009
File Number: 001-16725

Dear Mr. Lillis:

        We have reviewed your July 10, 2009 response to our June 12, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like. Please identify the filing, as applicable, in which you intend to first
include it. If you do not believe that revised disclosure is necessary, explain the reason in
your response. After reviewing the information provided, we may raise additional
comments and/or request that you amend the above filing.

Definitive Proxy Statement filed on April 8, 2009

Compensation Discussion & Analysis, page 20
Individual Performance Factors, page 26

1. In your response to prior comment 3, you state that the individual factors disclosed on
   page 26 would have been applied in the ordinary course under PrinPay to determine
   each named executive officer's individual score. You also correctly state that the
   compensation disclosure and analysis is to describe the process for paying
   compensation, and thus "included a description of these individual factors because, in
   ordinary circumstances, they could have affected the determination of the annual
   incentive payable to a particular named executive officer." Since the individual goals
   established for the bonuses of your named executive officers appear to be material to
   your compensation process, please confirm that in your next proxy statement you will
   disclose the following in your Compensation Discussion and Analysis:

- Each corporate or individual goal established in connection with your named executive officers' annual incentive awards, including for each goal that is quantifiable the specific quantified goal;
- The achievement of those goals, including where applicable the specific level of achievement; and
- How the level of achievement will affect the actual bonuses to be paid.

2. To the extent that you establish individual goals to determine compensation and you determine not to use such goals, please confirm that in future proxy statements you will identify the goals you did not use, discuss why you did not use such goals and discuss your compensation committee's reasons for awarding the discretionary compensation it did award.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director